                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

                Indicate by check mark whether the registrant by
           furnishing the information contained in this form is also
              thereby furnishing the information to the Commission
                      pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
                             12g3-2(b): 82-_______.

SUMMARY OF 2005 1Q BUSINESS REPORT

On May 16, 2005, Shinhan Financial Group ("SFG") filed the 2005 1st quarter business report (the "Business Report") with the Financial Supervisory Service of the Republic of Korea ("Korea") pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.


TABLE OF CONTENTS

1. Introduction of the Group

2. Business Results

3. Independent Accountant

4. Directors, Executive Officers and Employees

5. Activities of Board of Directors and Sub-committees

6. Market Price Information of Our Common Shares and ADRs

7. Related Party Transactions

Exhibit 99- 1. Independent Accountant's Review Report (Non Consolidated Financial Statements)

1. INTRODUCTION OF THE GROUP

PRINCIPAL SUBSIDIARIES UNDER KOREAN LAW AS OF MARCH 31, 2005

     DIRECT SUBSIDIARIES


      ---------------------------------------------           -----------------
                      Subsidiaries                            Ownerships by SFG
      ---------------------------------------------           -----------------
      Shinhan Bank                                                 100.0%

      Chohung Bank                                                 100.0%

      Good Morning Shinhan Securities  1)                          100.0%

      Shinhan Card                                                 100.0%

      Shinhan Capital                                              100.0%

      Shinhan BNP Paribas ITMC                                      50.0%

      Jeju Bank  2)                                                 62.4%

      SH&C life Insurance                                           50.0%

      e-Shinhan                                                     73.7%

      Shinhan Macquarie                                             51.0%

      Shinhan Credit Information                                   100.0%

      Shinhan Private Equity                                       100.0%


--------------------------------
1) Good Morning Shinhan Securities was delisted from the Korea Exchange on January 5th, 2005.
2)       Jeju Bank is currently listed on the Korea Exchange.


      INDIRECT SUBSIDIARIES HELD THROUGH DIRECT SUBSIDIARIES



        -------------------        ---------------------------------------------           -------------
        Direct Subsidiaries                    Indirect Subsidiaries                       Ownerships by
                                                                                            the Parent
        -------------------        ---------------------------------------------           -------------
      Shinhan Bank                 Shinhan Data System                                        100.0%

                                   Shinhan Finance (Hong Kong)                                100.0%

      Chohung Bank                 Chohung ITM                                                 79.8%

                                   Chohung Finance (Hong Kong)                                100.0%

                                   CHB America Bank                                           100.0%

                                   Chohung Bank GmbH                                          100.0%

                                   Chohung Vina Bank                                           50.0%

                                   CHB Valuemeet 2001 year 1st Securitization                  50.0%

                                   CHB Valuemeet 2001 year 2nd Securitization                  50.0%

                                   CHB Valuemeet 2002 year 1st Securitization                  50.0%

      Good Morning                 Good Morning Shinhan Securities Europe                     100.0%

      Shinhan Securities           Good Morning Shinhan Securities USA                        100.0%



NUMBER OF SHARES BY TYPE

The table below sets forth the number of the issued and outstanding shares of the Group as of March 31, 2005


      ----------------------------------------------    -------------------------   -------------------------
                     Types of Shares                        Number of Shares            Total amount of
                                                                                         par value(KRW)
      ----------------------------------------------    -------------------------   -------------------------
      Common Shares                                                  319,319,011           1,596,595,055,000

      Redeemable Preferred Shares                                     52,583,961             262,919,805,000

      Redeemable Convertible Preferred Shares                         44,720,603             223,603,015,000
                                                                     -----------           -----------------
                          Total                                      416,623,575           2,083,117,875,000
                                                                     -----------           -----------------

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

(1)      CONTRIBUTION TO ESOA (EMPLOYEE STOCK OWNERSHIP ASSOCIATION) 1)




          Contributed to        Contribution Date     Contribution Amount       Contributor         Use of money
                                                             (KRW)
       --------------------     -----------------     -------------------       -----------        --------------
                                  Apr. 15, 2005                 681,779,448         SFG            Stock Purchase

       Association Accounts       Apr. 14, 2005              32,550,000,000         SHB            Stock Purchase

                                  Apr. 13, 2005                 297,775,000   Shinhan Capital      Stock Purchase
                                                             --------------
                       Sub-total                             33,529,554,448                    -

        Employee Accounts               -                                 -      Employees               -

                       Sub-total                                          -                    -
                                                             --------------
                         Total                               33,529,554,448                    -
                                                             --------------


1)       From January 1, 2005 to May 10, 2005



(2)       CHANGES IN ESOA SHARE OWNERSHIP


                                                                                                   (UNIT: SHARES)
                          Share type            Beginning Balance     Increase     Decrease        Ending Balance
                                                (Jan.1, 2005)                                      (Mar.31, 2005)
-----------------------------------------------------------------------------------------------------------------
       Association        Common Shares              650,146                -            -            650,146
         Accounts

         Employee         Common Shares                    -          386,175            -            386,175
         Accounts
                                                     -------          -------      -------          ---------
          Total                 -                    650,146          386,175            -          1,018,321
                                                     -------          -------      -------          ---------


1)       Shinhan Financial Group introduced the Employee Stock Ownership Plan
         (ESOP) on December 5, 2002 and currently, Shinhan Financial Group, Shinhan Bank and Shinhan Capital participate in the ESOP.

2) The ending balance as of March 31, 2005 consists of as follows: 10,370 shares for Shinhan Financial Group, 632,929 shares for Shinhan Bank, and 6,847 shares for Shinhan Capital.

3)       Matters occurred subsequent to March 31, 2005

         * From April 1, 2005 to May 10, 2005, the share ownership of the ESOA's association accounts increased by 1,293,682 shares: 26,302 shares for Shinhan Financial Group, 1,255,820 shares for Shinhan Bank, and
         11,560 shares for Shinhan Capital. The shares were purchased with the contributions of April 2005.

         * With the retirement of SHB employees on April 20 and May 10, the share ownerships of the ESOA's association accounts and employee accounts decreased by 814 and 390 shares respectively. Therefore, as of May 10, 2005, the ending balance of total ESOA Share Ownership is 2,310,799 shares consisting of 1,943,014 shares for association accounts and 367,785 shares for employee accounts.

2. BUSINESS RESULTS


OPERATIONAL RESULTS



                                     2005 1st quarter               2004                   2003
                                      (Jan.1~Mar.31)          (Jan.1~Dec.31)          (Jan.1~Dec.31)
---------------------------------- ---------------------- ----------------------- -----------------------
Operating Revenue                                423,744               1,224,147                 617,074

   Gain using the equity                         399,178               1,108,952                 519,287
   method of accounting

   Interest income                                24,566                 114,264                  97,787

   Other income                                        0                     931                       -

Operating Expense                                 36,021                 147,638                 251,366

   Loss using the equity                             276                     212                 129,886
   method of accounting

Operating Income                                 387,723               1,076,509                 365,708




SOURCE AND USE OF FUNDS

SOURCE OF FUNDS


                                                                                     (in millions of Korean Won)
----------------------------------------------------------------------------------------------------------------
                                     2005 1st quarter                 2004                       2003
                                      (Jan.1~Mar.31)             (Jan.1~Dec.31)             (Jan.1~Dec.31)
                                --------------------------- -------------------------- --------------------------
                                   Average        Ratio        Average        Ratio       Average        Ratio
                                  Balance 1)       (%)        Balance 1)       (%)       Balance 1)       (%)
------------------------------- --------------- ----------- --------------- ---------- --------------- ----------
Stockholders' Equity                 7,624,396       75.93       6,770,562      74.00       4,768,492      73.82

   Capital Stock                     2,083,118       20.74       2,012,812      22.00       1,660,319      25.70

   Capital Surplus                   3,718,653       37.03       3,485,465      38.10       2,512,502      38.89

   Retained Earnings                 1,627,562       16.21       1,130,293      12.35         692,409      10.72

   Capital Adjustment                  195,063        1.94         141,992       1.55         -96,738      -1.50

Borrowings                           2,491,379       24.81       2,378,244      26.00       1,691,375      26.18

   Debentures                        1,982,587       19.74       2,017,816      22.06       1,434,951      22.21

   Other liabilities                   508,792        5.07         360,428       3.94         256,424       3.97
------------------------------- --------------- ----------- --------------- ---------- --------------- ----------
Total                               10,115,775      100.00       9,148,806     100.00       6,459,867     100.00
=============================== =============== =========== =============== ========== =============== ==========


1) The Average Balance was calculated by averaging the ending balance of each quarter.

USE OF FUNDS

                                                                                   (in millions of Korean Won)
-------------------------------------------------------------------------------------------------------------------
                                         2005 1st quarter                2004                      2003
                                          (Jan.1~Mar.31)            (Jan.1~Dec.31)             (Jan.1~Dec.31)
                                     ------------------------- ------------------------- --------------------------
                                        Average       Ratio       Average       Ratio       Average        Ratio
                                      Balance 1)       (%)      Balance 1)       (%)       Balance 1)       (%)
------------------------------------ -------------- ---------- -------------- ---------- --------------- ----------
Investments on equity stock              8,128,064      80.35      7,100,773      77.61       5,882,011      77.81

  Shinhan Bank                           3,999,147      39.53      3,709,669      40.55    3,139,126 2)      41.53

  Chohung Bank.                          2,863,617      28.31      2,411,868      26.36       1,831,964      24.24

  Good Morning Shinhan                     846,356       8.37        610,171       6.67         537,265       7.11
  Securities 3)

  Shinhan Card                             129,587       1.28        162,378       1.77         191,094       2.53

  Shinhan Capital                          174,952       1.73        112,775       1.23          95,384       1.26

  Shinhan BNP Paribas                       23,227       0.23         22,435       0.25          22,109       0.29

  E-Shinhan                                  2,866       0.03          2,617       0.03           3,331       0.04

  Shinhan Macquarie                          2,276       0.02          1,159       0.01             578       0.01

  Jeju Bank                                 54,766       0.54         49,418       0.54          44,783       0.59

  Shinhan Credit Information                 7,247       0.07          4,628       0.05           2,392       0.03

  SH&C Life Insurance                       14,352       0.14         13,655       0.15          13,985       0.19

  Shinhan Private Equity                     9,671       0.10          1,958       0.02               -          -

Investment on Bonds                              -          -              -          -             905       0.01

Loans                                    1,768,233      17.48      1,953,788      21.36       1,618,091      21.41

Fixed Assets                                 1,269       0.01          1,508       0.02           1,434       0.02

Intangible Assets                              916       0.01            477       0.01             471       0.01

Cash Deposit in bank                       189,243       1.87         55,370       0.61          25,326       0.34

Other Assets                                28,050       0.28         36,893       0.40          30,808       0.41
------------------------------------ -------------- ---------- -------------- ---------- --------------- ----------
Total                                   10,115,775     100.00      9,148,809     100.00       7,559,046     100.00
==================================== ============== ========== ============== ========== =============== ==========


1) The Average Balance was calculated by averaging the ending balance of each quarter.

2) Represents the average balance calculated by averaging Chohung Bank's ending balances of 3rd and 4th quarter 2003, because Chohung Bank was acquired in August 2003. Because of this, the total source of fund is not equal to total use of fund for the year 2003.


OTHER FINANCIAL INFORMATION

REQUISITE CAPITAL RATIO

                                                                              (in millions of Korean Won)
   ------------------------------------------------------------------------------------------------------
                                                        2005 1Q              2004               2003
                                                    ----------------    ----------------    -------------
   Aggregate Amount of Equity Capital (A)                10,433,922           9,867,854        8,847,673

   Requisite Capital (B)                                  7,762,280           7,625,261        7,472,030

   Requisite Capital Ratio (A/B) 1)                         134.40%             129.41%          118.41%



1) Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

WON LIQUIDITY RATIO

                                                                          (in millions of Korean Won)
       ----------------------------------------------------------------------------------------------
                                                          2005 1Q            2004            2003
                                                       --------------    -------------    -----------
       Won Assets due within 3 months (A)                    517,975          221,335         16,687


       Won Liabilities due within 3 months (B)               503,856          212,081         15,504

       Won Liquidity Ratio (A/B) 1)                          102.80%          104.36%        107.63%


1) Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.


LIABILITIES TO EQUITY RATIO

                                                                            (in millions of Korean Won)
       ------------------------------------------------------------------------------------------------
                                                      2005 1Q             2004               2003
       ---------------------------------------     ---------------   ---------------    ---------------
       Liabilities (A)                                  2,657,714         2,325,043          2,176,875

       Adjusted Equity (B) 1)                           7,501,184         7,747,609          5,523,410

       Liabilities to Equity Ratio (A/B)                   35.43%            30.01%             39.41%


1) Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.


CAPITAL ADEQUACY RATIO AND OTHER RATIOS OF CERTAIN SUBSIDIARIES



         (1)      Total Capital Adequacy Ratio (%)
         ----------------------------------------------------------------------------------
                                      2005 1Q               2004               2003
         ----------------------- ------------------- ------------------- ------------------
         Shinhan Bank                         12.42               11.94              10.49

         Chohung Bank                          9.70                9.40               8.87

         Jeju Bank                            10.37               10.91              10.96


         *The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.




        (2)      Net Capital Ratio (%)
        ------------------------------------------------------------------------------------------
                                                      Mar.31 2005      Mar.31 2004     Mar.31 2003
                                                      -----------      -----------     -----------
         Good Morning Shinhan Securities                 629.22           480.69         412.60


        * Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.


         (3)      Adjusted Equity Capital Ratio (%)
         -----------------------------------------------------------------------------------------
                                             2005 1Q               2004               2003
         ------------------------------ ------------------- ------------------ -------------------
         Shinhan Card                         18.29               16.48              13.78


         * The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder's equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.







        (4)      Non Performing Loans
                                                                            (in 100 millions of Korean Won)
        ---------------------------------------------------------------------------------------------------
                                  March 31, 2005             Dec.31. 2004               Dec.31. 2003
                                                        (March 31, 2004 for GMS   (March 31, 2003 for GMS
                                                              Securities)               Securities)
                             ------------ ------------ ------------ ------------- ------------ ------------
                             Balance of     NPL to     Balance of      NPL to     Balance of     NPL to
                                 NPL         total         NPL      total Loans       NPL         total
                                           Loans (%)                    (%)                     Loans (%)
                             ------------ ------------ ------------ ------------- ------------ ------------

        Shinhan Bank 1)            4,707         0.90        4,344          0.84        3,985         0.82

        Chohung Bank 1)            8,945         2.06        8,141          1.89       18,796         4.19

        Jeju Bank 1)                 332         2.48          303          2.33          298         2.27

        GMS Securities 2)            307        11.75          382         13.48          410        19.00

        Shinhan Card 3)              263         3.25          375          4.46          747         6.34


1) Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

2) Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories:
         "normal", "precautionary", "substandard", "doubtful", and "estimated loss". Under the Group's internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as "substandard", "doubtful", and "estimated loss."

3) Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: "normal", "precautionary", "substandard", "doubtful", and "estimated loss." Under the Group's internal measures, non-performing loans of Shinhan Card includes loans classified as "substandard", "doubtful", and "estimated loss."


         (5)      Loan Loss Allowances & Write-offs for the period

                                                                         (in 100 millions of Korean Won)
         ------------------------------------------ ----------------- ---------------- -----------------
                                                      Jan.1, 2004~      Jan.1,2004~     Jan. 1, 2003~
                                                      Mar.31, 2004     Dec.31, 2004      Dec.31, 2003
         -------------- -------------- ------------ ----------------- ---------------- -----------------
         Shinhan Bank   Loan Loss       Domestic               6,389            6,630             7,919
                        Allowance

                                        Overseas                 757              805               745

                                          Total                7,146            7,435             8,664

                        Write-offs                               528            2,349               715
         -------------- --------------------------- ----------------- ---------------- -----------------

         Chohung        Loan Loss       Domestic              10,457            9,555            16,026
         Bank           Allowance

                                        Overseas                 348              512               563

                                          Total               10,805           10,067            16,589

                        Write-offs                             1,257           14,002            17,812
         -------------- --------------------------- ----------------- ---------------- -----------------

         Jeju Bank      Loan Loss       Domestic                 332              322               345
                        Allowance

                                        Overseas                   -                -                 -

                                          Total                  332              322               345

                        Write-offs                                27              247               179
         -------------- --------------------------- ----------------- ---------------- -----------------

         GM             Loan Loss       Domestic                 309              309               370
         Shinhan        Allowance
         Securities 1)

                                        Overseas                   -                -                 -

                                          Total                  309              309               370

                        Write-offs                                19                -                75
         -------------- -------------- ------------ ----------------- ---------------- -----------------

         Shinhan Card   Loan Loss       Domestic                 428              498               946
         2)             Allowance

                                        Overseas                   -                -                 -

                                          Total                  428              498               946

                        Write-offs                               380            2,332             2,770

1) The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2004 to March 31, 2005, (ii) from April 1, 2003 to March 31, 2004, and (iii) from April 1, 2002 to March 31, 2003.

3.       INDEPENDENT ACCOUNTANT

AUDIT (REVIEW) OPINION FOR THE LAST 3 YEARS

                             2005 1Q                 2004 1Q              FY 2004             FY2003
  --------------           -----------             -----------          -----------         -----------
  Audit (Review)           Unqualified             Unqualified          Unqualified         Unqualified
      Opinion



COMPENSATION TO THE INDEPENDENT AUDITOR FOR AUDIT AND REVIEW SERVICES

         The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.



------------------- ----------------------------------------- --------------------- -----------------------
       Year                         Auditor                      Payment (KRW)          Working hours
------------------- ----------------------------------------- --------------------- -----------------------
     2005 1Q              KPMG Samjong Accounting Corp              288,000,000 1)        390 hours

       2004              KPMG Samjong Accounting Corp.                 300,000,000       2,504 hours

       2003              KPMG Samjong Accounting Corp.                 210,000,000       1,560 hours


1)       The payment covers entire FY 2005.

COMPENSATION FOR SERVICES OTHER THAN AUDIT AND REVIEW

         The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.



------------------- --------- ---------------------------------------------------- -------------------------
       Year          Month                    Service description                       Payment (KRW)
------------------- --------- ---------------------------------------------------- -------------------------
       2005            -                               -                                      -

       2004           Jan.    Consulting services for disclosure control and                  1,375,000,000
                              procedure & Internal control system

       2003          Sept.    Due diligence on the Chohung Bank                                 904,000,000

                      July    Valuation of common shares of Chohung Bank                        100,000,000


4.       DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

1)       Executive Directors

         Our executive directors are as follows as of May 31, 2005 :


   ------------------- ------------- ------------------------------------- ------------------------------------
          Name           Date of     Position                              Service Term
                          Birth
   ------------------- ------------- ------------------------------------- ------------------------------------
      Eung Chan Ra     Nov.25, 1938  Chairman of BOD                       3 years starting from March 25, 2004
                                     Chairman of the Board Steering
                                     Committee

       In Ho Lee       Nov. 2, 1943  President & CEO                       3 years starting from March 25, 2004


     Young Hwi Choi    Oct. 28, 1945 Executive Director                    3 years starting from March 25, 2004




2)       Non-Executive Directors

         Currently, 12 non executive directors are in office. Out of them, 10 are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders' meeting on March 30, 2005. Our non-executive directors are as follows:



          Name          Date of Birth             Current Position                      Service Term
   -------------------- --------------- -------------------------------------- --------------------------------
     Young Seok Choi     Jul. 2, 1929   Non-Executive Directors,               3 years starting from March 25,
                                        Audit Committee member,                2004

     Yong Woong Yang     Aug. 4, 1948   Non-Executive Directors                3 years starting from March 25,
                                                                               2004

      Pyung Joo Kim      Feb.6, 1939    Outside Director                       1 year starting from March 30,
                                        Board Steering Committee member        2005
                                        Head of Risk Management Committee
                                        Compensation Committee member

       Il Sup Kim        Jul.1, 1946    Outside Director                       1 year starting from March 30,
                                        Head of Audit Committee                2005
                                        Compensation Committee member

      Sang Yoon Lee      Sep.13, 1942   Outside Director                       1 year starting from March 30,
                                        Audit Committee member                 2005
                                        Compensation Committee member

      Yoon Soo Yoon      Mar. 5, 1946   Outside Director                       1 year starting from March 30,
                                        Risk Management Committee member       2005
                                        Compensation Committee member

      Shee Yul Ryoo      Sep. 5, 1938   Outside Director                       1 year starting from March 30,
                                        Board Steering Committee member        2005
                                        Compensation Committee member

     Byung Hun Park     Sep. 10, 1928   Outside Director                       1 year starting from March 30,
                                        Board Steering Committee member        2005

     Young Hoon Choi     Nov. 8, 1928   Outside Director                       1 year starting from March 30,
                                                                               2005

       Si Jong Kim      Apr. 16, 1937   Outside Director                       1 year starting from March 30,
                                        Audit Committee member                 2005

     Dong Hyun Kwon     Nov. 27, 1936   Outside Director                       1 year starting from March 30,
                                        Audit Committee member                 2005

     Philippe Reynieix  Jun. 24, 1949   Outside Director                       1 year starting from March 30,
                                        Risk Management Committee member       2005



         For the personal profiles of the outside directors, please refer to our Form 6-K filed on March 11, 2005, in which we included the resume of director candidates.

3) Executive Officers
   In addition to the executive directors, we currently have the following executive officers:


-------------------- ----------------- ------------------- ---------------------------------------------------
       Name           Date of Birth         Position                        Taking Charge of
-------------------- ----------------- ------------------- ---------------------------------------------------
    Jae Woo Lee        Jul. 2, 1950     Senior Executive   Subsidiary Management Team I, Integration
                                         Vice President    Management Team, and
                                                           Integration Planning Team (Human Resource)

   Chil Sun Hong      Aug. 20, 1946     Senior Executive   Subsidiary Management Team II,
                                         Vice President    Synergy Management Team,
                                                           Audit & Compliance Team, and
                                                           Integration Planning Team (Business Process
                                                           Reengineering, Basel II, and Customer Relation
                                                           Management)

   Byung Jae Cho       Jan. 6, 1951     Senior Executive   Planning & Financial Management Team, and
                                         Vice President    Investor Relations Team

   Baek Soon Lee       Oct. 8, 1952     Senior Executive   Information & Technology Planning Team,
                                         Vice President    Public Relations Team, General Service Team, and
                                                           Joint Procurement Planning Team



STOCK OPTIONS


--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  Grant date        Name of the         Number    Number    Number of  Number of    Exercise      Positions held at
                     Guarantee           of         of       Options   Exercisable    Price
                                       Granted   Exercised  Cancelled  option         (KRW)
                                      Option 1)    option
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------

  22-May-02     Ra, Eung Chan            94,416      -          -          94,416     18,910  Shinhan Financial Group

  22-May-02     Choi, Young Hwi          47,208      -          -          47,208     18,910  Shinhan Financial Group

  22-May-02     Shin, Sang Hoon          28,325      -          -          28,325     18,910  Shinhan Financial Group

  22-May-02     Choi, Bhang-Gil          18,883      -          -          18,883     18,910  Shinhan Financial Group

  22-May-02     Lee, In-Ho               32,162      -          -          32,162     18,910  Shinhan Bank

  22-May-02     Moon, Hong Soon          17,426      -          -          17,426     18,910  Shinhan Bank

  22-May-02     Lee, Jae Woo             18,873      -          -          18,873     18,910  Shinhan Bank

  22-May-02     Huh, Joong Ok            15,564      -          -          15,564     18,910  Shinhan Bank

  22-May-02     Kim, Sahng-Dae           18,873      -          -          18,873     18,910  Shinhan Bank

  22-May-02     Youn, Gwang Lim          18,873      -          -          18,873     18,910  Shinhan Bank

  22-May-02     Oh, Young-Kook            8,041      -          -           8,041     18,910  Shinhan Bank

  22-May-02     Nam, Kee Do               8,041      -          -           8,041     18,910  Shinhan Bank

  22-May-02     Jang, Myoung-Kee         14,918      -          -          14,918     18,910  Shinhan Bank

  22-May-02     Shin, Christopher        11,673      -          -          11,673     18,910  Shinhan Bank

  22-May-02     Lee, Dae Woon            11,673      -          -          11,673     18,910  Shinhan Bank

  22-May-02     Lee, Dong Girl           26,953      -          -          26,953     18,910  Shinhan Capital

  22-May-02     Jung, Yun Kang            7,409      7,409      -               0     18,910  Shinhan Capital

  22-May-02     Son, Woong Man            3,828      -          -           3,828     18,910  Shinhan Capital

  22-May-02     Hwang, Jung Hun           3,828      -          -           3,828     18,910  Shinhan Capital

                Song, Byung Kuk
  22-May-02     and  other 6
                officers                 13,325      -          -          13,325     18,910  Shinhan Financial Group

  22-May-02     Kim, Duk Jung and       449,929     27,000      -         422,929     18,910  Subsidiaries of SFG
                other 329 officers

  15-May-03     Ra, Eung Chan           100,000      -          -         100,000     11,800  Shinhan Financial Group

  15-May-03     Choi, Young Hwi          90,000      -          -          90,000     11,800  Shinhan Financial Group

  15-May-03     Choi, Bhang-Gil          20,000      -          -          20,000     11,800  Shinhan Financial Group

  15-May-03     Han, Min Ky              20,000      -          -          20,000     11,800  Shinhan Financial Group



--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  Grant date        Name of the         Number    Number    Number of  Number of    Exercise      Positions held at
                     Guarantee           of         of       Options   Exercisable    Price
                                       Granted   Exercised  Cancelled  option         (KRW)
                                      Option 1)    option
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  15-May-03     Song, Youn Soo           20,000      -          -          20,000     11,800  Shinhan Financial Group

  15-May-03     Shin, Sang Hoon          80,000      -          -          80,000     11,800  Shinhan Bank

  15-May-03     Moon, Hong Soon          20,000      -          -          20,000     11,800  Shinhan Bank

  15-May-03     Lee, Jae Woo             20,000      -          -          20,000     11,800  Shinhan Bank

  15-May-03     Huh, Joong Ok            20,000      -          -          20,000     11,800  Shinhan Bank

  15-May-03     Kim, Sahng-Dae           20,000      -          -          20,000     11,800  Shinhan Bank

  15-May-03     Youn, Gwang Lim          20,000      -          -          20,000     11,800  Shinhan Bank

  15-May-03     Cho, Woo Seop            20,000      -          -          20,000     11,800  Shinhan Bank

  15-May-03     Kim, Hee Soo             20,000      -          -          20,000     11,800  Shinhan Bank

  15-May-03     Han, Do Heui             20,000      -          -          20,000     11,800  Shinhan Bank

  15-May-03     Shin, Christopher        15,000      -          -          15,000     11,800  Shinhan Bank

  15-May-03     Lee, Dae Woon            15,000      -          -          15,000     11,800  Shinhan Bank

  15-May-03     Hong Sung Kyun           30,000      -          -          30,000     11,800  Shinhan Card

  15-May-03     Lee Tae Kyu              10,000      -          -          10,000     11,800  Shinhan Card

  15-May-03     Kim Seong Won            10,000      -          -          10,000     11,800  Shinhan Card

  15-May-03     Shim, Woo Yeob           10,000      -          -          10,000     11,800  Shinhan Card

  15-May-03     Lee, Dong Girl           30,000      -          -          30,000     11,800  Shinhan Capital

  15-May-03     Jung, Yun Kang           10,000      -          -          10,000     11,800  Shinhan Capital

  15-May-03     Jang, Myoung-Kee         10,000      -          -          10,000     11,800  Shinhan Capital

  15-May-03     Shin, Beom Seong         10,000      -          -          10,000     11,800  Shinhan Credit
                                                                                              Information

  15-May-03     Song, Byung Kuk and      14,600      -          -          14,600     11,800  Shinhan Financial Group
                other 7 officers

  15-May-03     Seo, Jin Won and        501,700      -         12,100     489,600     11,800  Subsidiaries of SFG
                other 339 officers

  25-Mar-04     Ra, Eung Chan           100,000      -          -         100,000     21,595  Shinhan Financial Group

  25-Mar-04     Choi, Young Hwi          90,000      -          -          90,000     21,595  Shinhan Financial Group

  25-Mar-04     Choi, Bhang Gil          30,000      -          -          30,000     21,595  Shinhan Financial Group

  25-Mar-04     Hong, Chil Sun           20,000      -          -          20,000     21,595  Shinhan Financial Group

  25-Mar-04     Kim, Hee Soo             20,000      -          -          20,000     21,595  Shinhan Financial Group

  25-Mar-04     Cho, Byung Jae           20,000      -          -          20,000     21,595  Shinhan Financial Group

  25-Mar-04     Lee, Baek Soon           20,000      -          -          20,000     21,595  Shinhan Financial Group

  25-Mar-04     Shin, Sang Hoon          80,000      -          -          80,000     21,595  Shinhan Bank

  25-Mar-04     Cho, Jae Ho              20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Lee, Jae Woo             20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Youn, Gwang Lim          20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Cho, Woo Sup             20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Han, Min Ky              20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Song, Youn Soo           20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Han, Do Heui             20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Suh, Jin Won             20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Yang, Shin Keun          20,000      -          -          20,000     21,595  Shinhan Bank

  25-Mar-04     Oh, Sang Young           15,000      -          -          15,000     21,595  Shinhan Bank

  25-Mar-04     Hong, Sung Kyun          30,000      -          -          30,000     21,595  Shinhan Card

  25-Mar-04     Lee, Tae Gyu             10,000      -          -          10,000     21,595  Shinhan Card

  25-Mar-04     Kim, Seong Won           10,000      -          -          10,000     21,595  Shinhan Card

  25-Mar-04     Shim, Woo Yeop           10,000      -          -          10,000     21,595  Shinhan Card

  25-Mar-04     Kim, Moon Han            10,000      -          -          10,000     21,595  Shinhan Card

  25-Mar-04     Lee, Dong Girl           30,000      -          -          30,000     21,595  Shinhan Capital

  25-Mar-04     Kim, Sahng Dae           10,000      -          -          10,000     21,595  Shinhan Capital

  25-Mar-04     Oh, Seung Keun           10,000      -          -          10,000     21,595  Shinhan Capital

  25-Mar-04     Shin, Beom Seong         10,000      -          -          10,000     21,595  Shinhan Credit
                                                                                              Information

  25-Mar-04     Song, Byung Kuk and      13,900      -          -          13,900     21,595  Shinhan Financial Group



--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  Grant date        Name of the         Number    Number    Number of  Number of    Exercise      Positions held at
                     Guarantee           of         of       Options   Exercisable    Price
                                       Granted   Exercised  Cancelled  option         (KRW)
                                      Option 1)    option
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
                other 7 officers

  25-Mar-04     Kam, Hong Gon and       582,700      -         11,500     571,200     21,595  Subsidiaries of SFG
                other 400 officer

  30-Mar-05     Ra, Eung Chan           100,000      -          -         100,000     28,006  Shinhan Financial Group

  30-Mar-05     Choi, Young Hwi          90,000      -          -          90,000     28,006  Shinhan Financial Group

  30-Mar-05     Kim, Pyung Joo           10,000      -          -          10,000     28,006  Shinhan Financial Group

  30-Mar-05     Kim, Il Sup              10,000      -          -          10,000     28,006  Shinhan Financial Group

  30-Mar-05     Lee, Sang Yoon           10,000      -          -          10,000     28,006  Shinhan Financial Group

  30-Mar-05     Yoon, Yoon Soo           10,000      -          -          10,000     28,006  Shinhan Financial Group

  30-Mar-05     Ryoo, Shee Yul           10,000      -          -          10,000     28,006  Shinhan Financial Group

  30-Mar-05     Lee, Jae Woo             20,000      -          -          20,000     28,006  Shinhan Financial Group

  30-Mar-05     Hong, Chil Sun           20,000      -          -          20,000     28,006  Shinhan Financial Group

  30-Mar-05     Cho, Byung Jae           20,000      -          -          20,000     28,006  Shinhan Financial Group

  30-Mar-05     Lee, Baek Soon           20,000      -          -          20,000     28,006  Shinhan Financial Group

  30-Mar-05     Shin, Sang Hoon          80,000      -          -          80,000     28,006  Shinhan Bank

  30-Mar-05     Cho Jao Ho               20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Yoon, Gwang Lim          20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Han, Min Ky              20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Han, Do Heui             20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Suh, Jin Won             20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Yang, Shin Keun          20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Oh, Sang Young           20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Lee, Hyu Won             20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Choi, Sang Woon          20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Kim, Eun Sik             20,000      -          -          20,000     28,006  Shinhan Bank

  30-Mar-05     Choi, Dong Soo           80,000      -          -          80,000     28,006  Chohung Bank

  30-Mar-05     Yoo, Jee Hong            20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Choi, Bhang Gil          20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Kim, Hee Soo             20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Chung, Kwang Yub         20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Chae, Hong Hee           20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     O, Yong Uk               20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Chang, Jeong Woo         20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Kim, Jae Yoo             20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Chaey, In Joon           20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Moon, Chang Seong        20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Kim, Sung Yoon           20,000      -          -          20,000     28,006  Chohung Bank

  30-Mar-05     Lee, Woo Keun            40,000      -          -          40,000     28,006  Good Morning Shinhan
                                                                                              Securities

  30-Mar-05     Lee, Kang Won            40,000      -          -          40,000     28,006  Good Morning Shinhan
                                                                                              Securities

  30-Mar-05     Lee, Sung No             15,000      -          -          15,000     28,006  Good Morning Shinhan
                                                                                              Securities

  30-Mar-05     Han, Hyeon Jae           15,000      -          -          15,000     28,006  Good Morning Shinhan
                                                                                              Securities

  30-Mar-05     Jung, Chae Young         15,000      -          -          15,000     28,006  Good Morning Shinhan
                                                                                              Securities

  30-Mar-05     Kim, Seok Joong          15,000      -          -          15,000     28,006  Good Morning Shinhan
                                                                                              Securities

  30-Mar-05     Lee, Jin Kook            15,000      -          -          15,000     28,006  Good Morning Shinhan
                                                                                              Securities

  30-Mar-05     Jung, Yoo Shin           15,000      -          -          15,000     28,006  Good Morning Shinhan
                                                                                              Securities

  30-Mar-05     Hong, Sung Kyun          40,000      -          -          40,000     28,006  Shinhan Card

  30-Mar-05     Lee, Tea Kyu             15,000      -          -          15,000     28,006  Shinhan Card

  30-Mar-05     Kim, Sung Won            15,000      -          -          15,000     28,006  Shinhan Card

  30-Mar-05     Shim, Woo Yeop           12,000      -          -          12,000     28,006  Shinhan Card

  30-Mar-05     Kim, Moon Han            12,000      -          -          12,000     28,006  Shinhan Card

  30-Mar-05     Lee, Dong Girl           40,000      -          -          40,000     28,006  Shinhan Capital

  30-Mar-05     Kim, Sang Dae            15,000      -          -          15,000     28,006  Shinhan Capital



--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  Grant date        Name of the         Number    Number    Number of  Number of    Exercise      Positions held at
                     Guarantee           of         of       Options   Exercisable    Price
                                       Granted   Exercised  Cancelled  option         (KRW)
                                      Option 1)    option
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  30-Mar-05     Oh, Seung Keun           12,000      -          -          12,000     28,006  Shinhan Capital

  30-Mar-05     Shin, Boem Seong         15,000      -          -          15,000     28,006  Shinhan Credit
                                                                                              Information

  30-Mar-05     Gweon, Jeum Joo and      22,000      -          -          22,000     28,006  Shinhan Financial Group
                other 12 officers

  30-Mar-05     Cheon, Young Moon     1,427,200      -          2,600   1,424,600     28,006  Subsidiaries of SFG
                and other 987
                officers
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
    TOTAL       -                     6,023,321     34,409     26,200   5,962,712          -              -
=============== ===================== ========== ========== ========== =========== ========== ==========================



1) Number of options granted on May 22, 2002 was adjusted to the current number on May 21 2004 as terms of the exercise condition were finalized. For more detailed information, please refer to our Form 6-Ks filed on May 24, 2004 and June 4, 2004.

         *The stock options granted in 2002 and 2003 are exercisable during the 4 year period after the second anniversary from the grant date. The stock options granted in 2004 are exercisable during 3 year period after the second anniversary from the grant date. The stock options granted in 2005 are exercisable during 4 year period after the third anniversary from the grant date.

EMPLOYEES


                                                                                        (As of March 31, 2005)
--------------------------------------------------------------------------------------------------------------
               Number of       Average length of       Total Salaries and wages paid    Average Payment per
               Employees            Service              during 1st quarter of 2005      person (in mil. of
                                                          (in mil. of Korean Won)           Korean Won)
------------ -------------- ------------------------- -------------------------------- -----------------------
   Male           72          1 year and 9 months                  1,829                         25

  Female          17          1 year and 5 months                   172                          7

   Total          89          1 year and 7 months                  2,001                         21


5.       ACTIVITIES OF BOARD OF DIRECTORS AND SUB-COMMITTEES FOR THE YEAR 2005

MEETINGS OF BOARD OF DIRECTORS


-----------------------------------------------------------------------------------------------------------------
           Date                                           Agenda                                       Approval
------ ------------- --------------------------------------------------------------------------------- ----------
1      Feb. 2, 2005  1. Closing of the 4th FY (Jan.1, 2004 ~ Dec 31. 2004)                             Approved

                     2. Appointment of Outside Director Recommendation Committee members               Approved

                       - Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and
                        Yoon Soo Yoon

2      Feb 22, 2005  1. Convening of the 4th General Meeting of Shareholders                           Approved

                       - 10:00 AM, March 30, 2005 (Wend.)

                     2. Remuneration levels for Directors                                              Approved

                       - KRW 4 billion

                     3. Stock option grant to executives, employees and outside directors of the       Approved
                     Group and Subsidiaries

                     - 1,196,000 shares for executive, 50,000 shares for outside directors, and up to 1,500,000 shares for employees

3       March 30,    1. Appointment of Board steering Committee members                                Approved
           2005
                       - Eung Chan Ra, Young Hwi Choi, Byung Hun Park, Pyung Joo Kim, and Shee
                         Yul Ryoo

                     2. Appointment of Risk Management Committee members                               Approved

                       - Pyung Joo Kim, Yoon Soo Yoon, and Reynieix

                     3. Decision on Director compensation level                                        Approved




MEETINGS OF BOARD STEERING COMMITTEE


------------------------------------------------------------------------------------------------------------
          Date                                         Agenda
----- -------------- ---------------------------------------------------------------------------- ----------
1     Feb. 2, 2005   1. Recommendation of members for Outside Director Recommendation Committee   Approved

                       - Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and Yoon
                         Soo Yoon

2     Feb. 22, 2005  1. Recommendation of members for Audit Committee                             Approved

                       - Il Sup Kim, Dong Hyun Kwon, Young Seok Choi, Sang Yun Lee, Si Jong Kim

                     2. Decision of compensation scheme for non-executive directors and outside   Approved
                     directors

                        - expenses required for directors' activities, stock option grant

                     3. Deliberation on stock option grant to outside directors with              Approved
                     professional expertise

                        - stock options to purchase 50,000 shares in total (10,000 shares per person)




MEETINGS OF RISK MANAGEMENT COMMITTEE

                    Date                                          Agenda
--------------- ------------- -------------------------------------------------------------------------------- ---------
1               Feb 22, 2005  - Approval item: Minimum Capital Adequacy Ratio and Plan for Risk Management     Approved
                              by each Type in 2005

                              - Reporting item: Capital Adequacy Ratio of the Group and Plan for Risk
                              Management by each Type                                                             -



MEETINGS OF AUDIT COMMITTEE
----------------------------------------------------------------------------------------------------------
               Date                                      Agenda
-----------  --------  -------------------------------------------------------------------------  --------
     1       Feb. 22,  1. Audit results for the 4th Fiscal Year                                   Approved
               2005
                          - Confirmation of Audit results for the 4th FY and Submission of
                            Audit Report

                       2. Appointment of independent auditors for Korean GAAP                     Approved

                          - KPMC Samjong Accounting Corp. was appointed

                       3. Evaluation of the operation status of the internal                      Approved
                          accounting control system for the year 2004

                          - The internal accounting control system is properly
                            operated.

                       4. Evaluation of the internal monitoring system                            Approved

                          - The internal monitoring system is properly operated.

                       5. Approval of the Group Audit Plan for 2005                             Not Approved

                          - the agenda transferred to the next audit committee

                       6. Ratification of the company and its subsidiaries' Non-audit contracts   Approved

                          1) Audit and Tax Adjustment ( Shinhan Finance Ltd. with KPMG Samjong)

                          2) Comfort Letters regarding the issue of bond in foreign currency
                             (Shinhan Bank and KPMG Samjong)

                       7. Audit of Approval items for the FY 4 General Shareholders' Meeting      Approved

                          - The approval items are appropriate.

     2       Mar. 30,  1. Appointment of independent auditors for US GAAP                         Approved
               2005
                          - KPMC Samjong Accounting Corp. was appointed

                       2. Approval of the Group Audit Plan for 2005                               Approved






MEETINGS OF OUTSIDE DIRECTOR RECOMMENDATION COMMITTEE
-----------------------------------------------------------------------------------------------------------
                 Date                                    Agenda
-----------  ------------  ------------------------------------------------------------------  ------------
     1       Feb. 02, 2005  1. Appointment of Outside Director Recommendation Committee Chair     Approved

                              - Chair: Director Byung Hun Park

                           1. Recommendation of outside director candidates                       Approved

                              - Outside director candidates: Byung Hun Park, Dong Hyun Kwon ,
                                Young Hoon Choi,

     2       Feb. 16, 2005    Si Jong Kim, Philippe Reynieix (5 candidates)

                              - Outside director candidates with professional expertise: Pyung
                                Joo Kim, Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon,
                                Shee Yul Ryoo (5 candidates)


* No meeting was held in 2004



MEETINGS OF COMPENSATION COMMITTEE
---------------------------------------------------------------------------------------------------------------
                 Date                                    Agenda
-----------  ------------ -------------------------------------------------------------------  ----------------
     1       Feb. 2, 2005 1. 2004 evaluation and compensation results for the management           Approved

                          2. 2005 evaluation and compensation scheme for the management          Not Approved

                          3. Setting 2005 Group KPI target and MBO of the management             Not Approved

                          4. 2005 payment plan of the management Compensation                      Approved

     2         Feb. 22,   1. 2005 evaluation and compensation scheme for the management            Approved
                 2005

                          2. Setting 2005 Group KPI target and MBO of the management               Approved

                          3. 2005 Stock option grant to the management                             Approved


6.       MARKET PRICE INFORMATION OF OUR COMMON SHARES AND ADRS

COMMON SHARE TRADED IN KOREA STOCK EXCHANGE

                                                                        (in Korean Won or number of shares)
-----------------------------------------------------------------------------------------------------------
                        Nov. 2004     Dec. 2004      Jan. 2005     Feb. 2005     Mar. 2005     Apr. 2005
---------------------- ------------- ------------- -------------- ------------- ------------- -------------
  Price per     High         23,300        23,400         26,150        29,750        29,650        27,650
    share

                 Low         21,350        20,650         23,400        25,550        26,900        25,750

   Trading Volume        21,342,078    25,865,096     30,987,484    24,957,501    24,985,380    22,456,054



AMERICAN DEPOSITARY SHARES

         Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.

American Depositary Shares trade on the New York Stock Exchange

                                                                        (in US Dollars or number of shares)
-----------------------------------------------------------------------------------------------------------
                        Nov. 2004      Dec. 2004      Jan. 2005     Feb. 2005     Mar. 2005    Apr. 2005
---------------------- ------------- -------------- -------------- ------------- ------------ -------------
     Price per   High         42.88          45.65          51.30         60.40        60.43         55.65
         share
                  Low         39.90          38.75          44.00         50.50        51.26         50.50
     Trading   Volume       153,400        113,400        182,000       274,900      392,000       234,600


7. RELATED PARTY TRANSACTIONS

Loans to Subsidiaries


                                                                                                (As of March 31, 2005)
-----------------------------------------------------------------------------------------------------------------------
    Borrower        Loan Type    Origination    Maturity    Funding    Lending    Beginning Increase  Decrease Ending
                                     date         date        Rate       Rate     Balance                      Balance
----------------- -------------- ------------- ------------ ---------- ---------- --------- --------- -------- --------

Shinhan Card      Loans in KRW    21-Nov-02     21-Nov-05       5.60%      5.93%     1,000         0        0    1,000

Shinhan Card      Loans in KRW    16-Dec-02     16-Dec-05       5.65%      5.95%     1,000         0        0    1,000

Shinhan Card      Loans in KRW    24-Jan-03     24-Jan-05       5.04%      5.39%       500         0      500        0

Shinhan Card      Loans in KRW    24-Jan-03     24-Jan-06       5.19%      5.50%       500         0        0      500

Shinhan Card      Loans in KRW    26-Feb-03     26-Feb-05       4.89%      5.24%     1,000         0    1,000        0

Shinhan Card      Loans in KRW    26-Feb-03     26-Feb-06       4.99%      5.29%     2,000         0        0    2,000

Shinhan Card      Loans in KRW    23-Apr-03     23-Apr-09       5.47%      6.28%     1,000         0        0    1,000

Shinhan Card      Loans in KRW    23-May-03     23-May-05       5.11%      5.45%       500         0        0      500

Shinhan Card      Loans in KRW    23-May-03     23-May-06       5.29%      5.59%       500         0        0      500

Shinhan Card      Loans in KRW    24-Jun-03     24-Jun-06       5.43%      5.73%     1,500         0        0    1,500

Shinhan Card      Loans in KRW    24-Oct-03     24-Oct-06       4.63%      4.95%     1,000         0        0    1,000

Shinhan Card      Loans in KRW    31-Jan-05     18-Mar-07       4.13%      4.49%         0       500        0      500

Shinhan Card      Loans in KRW    18-Mar-05     18-Mar-08       4.23%      4.54%         0       500        0      500

Shinhan Capital   Loans in KRW    30-Jan-02     30-Jan-05       6.69%      7.34%       300         0      300        0

Shinhan Capital   Loans in KRW    29-Mar-02     4-Apr-07        7.47%      8.12%       200         0        0      200



                                                                                                (As of March 31, 2005)
-----------------------------------------------------------------------------------------------------------------------
    Borrower        Loan Type    Origination    Maturity    Funding    Lending    Beginning Increase  Decrease Ending
                                     date         date        Rate       Rate     Balance                      Balance
----------------- -------------- ------------- ------------ ---------- ---------- --------- --------- -------- --------
Shinhan Capital   Loans in KRW    29-Apr-02     29-Apr-05       6.84%      7.49%       300         0        0      300

Shinhan Capital   Loans in KRW    26-Jun-02     26-Jun-05       6.30%      6.95%       300         0        0      300

Shinhan Capital   Loans in KRW    29-Jul-02     29-Jul-07       6.30%      6.65%       200         0        0      200

Shinhan Capital   Loans in KRW    21-Nov-02     21-Nov-07       5.88%      6.18%       200         0        0      200

Shinhan Capital   Loans in KRW    16-Dec-02     16-Dec-05       5.65%      5.95%       300         0        0      300

Shinhan Capital   Loans in KRW    16-Dec-02     16-Dec-07       5.96%      6.22%       200         0        0      200

Shinhan Capital   Loans in KRW    24-Jan-03     24-Jan-06       5.19%      5.54%       200         0        0      200

Shinhan Capital   Loans in KRW    23-Apr-03     23-Apr-05       5.28%      5.65%       500         0        0      500

Shinhan Capital   Loans in KRW    23-May-03     23-May-06       5.29%      5.59%       500         0        0      500

Shinhan Capital   Loans in KRW    24-Jun-03     24-Jun-08       5.69%      5.95%       300         0        0      300

Shinhan Capital   Loans in KRW    24-Jul-03     24-Jul-06       5.55%      5.85%       300         0        0      300

Shinhan Capital   Loans in KRW    24-Jul-03     24-Jul-08       5.87%      6.13%       200         0        0      200

Shinhan Capital   Loans in KRW    24-Mar-04     24-Mar-07       4.76%      5.16%       300         0        0      300

Shinhan Capital   Loans in KRW    24-Mar-04     24-Mar-09       5.11%      5.93%       200         0        0      200

Shinhan Capital   Loans in KRW    25-Jun-04     25-Jun-09       4.93%      5.22%       500         0        0      500

Shinhan Capital   Loans in KRW    31-Jan-05     31-Jan-08       4.21%      4.58%         0       300        0      300

Shinhan Capital   Loans in KRW    18-Mar-05     18-Mar-07       4.23%      4.49%         0       500        0      500

                  Loans in
Shinhan Capital   foreign         13-Mar-02     13-Mar-05   6M Libor   6M Libor        313         0      313        0
                  Currency                                   + 100bp    + 120bp

                  Loans in
Shinhan Capital   foreign         13-Sep-02     13-Sep-05   6M Libor   6M Libor        312         0        6      306
                  Currency                                   + 85bp     + 114bp

                  Loans in
Shinhan Capital   foreign         30-Dec-03     30-Dec-06   3M Libor   3M Libor        313         0        6      307
                  Currency                                   + 70bp     + 90bp

                  Loans in
Shinhan Capital   foreign         15-Jul-04     15-Jun-07   3M Libor   3M Libor        418         0        8      410
                  Currency                                   + 70bp     + 90bp

Shinhan Bank      Privately       21-Dec-01     21-Mar-08       7.12%      7.42%       500         0        0      500
                  Placed Bonds

Jeju Bank         Privately       20-May-02     20-Jan-08       7.25%      8.14%       200         0        0      200
                  Placed Bonds

Jeju Bank         Privately       30-Jun-01     30-Mar-07       6.26%  -                31         0        0       31
                  Placed Bonds

Good Morning      Loans in KRW    31-Jan-05     31-Jul-10       4.59%      5.25%         0       700        0      700
Shinhan Sec.
----------------- -------------- ------------- ------------ ---------- ---------- --------- --------- -------- --------
     Total              -             -             -           -          -        17,587     2,500    2,133   17,954
================= ============== ============= ============ ========== ========== ========= ========= ======== ========




EXHIBIT 99-1

The Independent Accountant's Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the 3 months ended on March 31, 2005.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 SHINHAN FINANCIAL GROUP CO., LTD.


                              By /s/ Byung Jae Cho
                                 ---------------------------------------------
                                 Name:   Byung Jae Cho
                                 Title:  Chief Financial Officer

Date : June 14, 2005